Exhibit 99.1

Ambow Education Receives Notice of NYSE American Continued Listing Deficiency

CUPERTINO, California, October 10, 2023 -- Ambow Education Holding Ltd. (NYSE American: AMBO) (“Ambow” or the “Company”), an AI technology-driven educational company with primary operations in the United States, today announced that it received a continued listing deficiency notice (the “Notice”) from the NYSE American LLC (the “NYSE American”) dated September 21, 2023, stating that the Company’s securities had been selling for a low price per share for a substantial period of time and the Company is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide (“Company Guide”).

The Notice has no immediate effect on the listing or trading of Ambow’s securities.

NYSE American staff determined that Ambow’s continued listing is predicated on it effecting a reverse stock split of its common stock or otherwise demonstrating sustained price improvement no later than March 21, 2024. The Company intends to complete a reverse stock split in order to regain compliance with the NYSE American’s continued listing standards set forth in the Company Guide in a timely manner.

About Ambow

Ambow Education Holding Ltd. is an AI technology-driven educational company with primary operations in the United States. Through the operation of its for-profit colleges and dynamic patented open platform technology, Ambow offers high-quality, individualized, and dynamic career education services and products. For more information, visit Ambow’s website at https://www.ambow.com/.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

Email: ir@ambow.com

Piacente Financial Communications

Tel: +1-212-481-2050

E-mail: ambow@tpg-ir.com